UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FELDMAN MALL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

314308107

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314308107	13D	Page 2 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,280,253
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,280,253
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 13,120,246 shares of common stock, par value $0.01 per share, outstanding as of November 1, 2006, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 314308107	13D	Page 3 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,280,253
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,280,253
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 314308107	13D	Page 4 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,280,253
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,280,253
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 314308107	13D	Page 5 of 15 pages

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.01 per share (the “Shares”), of Feldman Mall Properties, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1010 Northern Boulevard, Suite 314, Great Neck, New York 11021.

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Mercury Real Estate Securities Fund LP, a Delaware limited partnership; Mercury Real Estate Securities Offshore Fund, Ltd., a British Virgin Island company; Silvercreek SAV LLC, a Delaware limited liability company; and GPC LXV, LLC, a Delaware limited liability company (collectively, the “Funds”). The Shares to which this Schedule 13D relates are owned directly by the Funds. Messrs. Jarvis and MacLean are the managing members of Advisors.

(b) The business address of each of the Reporting Persons is c/o Mercury Real Estate Advisors LLC, Three River Road, Greenwich, CT 06807.

(c) The principal business of Advisors is providing investment management services to the Funds. The principal occupation of each of Messrs. Jarvis and MacLean is serving as a managing member of Advisors.

(d) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Advisors is a Delaware limited liability company. Each of Messrs. Jarvis and MacLean is a United States citizen.

CUSIP No. 314308107	13D	Page 6 of 15 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $14,224,188.76. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on June 15, 2005, as amended on February 14, 2006, to report the acquisition of the Shares. On December 18, 2006, the Reporting Persons sent a letter to the Chairman of the Board and Chief Executive Officer of the Issuer (the “December 18th Letter”). The December 18th Letter contained a shareholder proposal for inclusion with the Issuer’s proxy statement, which recommended that the Board of Directors of the Issuer promptly engage an investment banking firm and pursue a sale of the Issuer. A copy of the December 18th Letter is attached hereto as Exhibit A and is incorporated herein by reference. In addition, on December 18, 2006, the Reporting Persons issued a press release related to the December 18th Letter, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd., Silvercreek SAV LLC and GPC LXV, LLC owned beneficially 254,063; 568,235; 82,238; 172,662; 105,424; and 97,631 Shares, respectively, representing approximately 1.9%; 4.3%; 0.6%; 1.3%; 0.8%; and 0.7%, respectively, of the shares of common stock, par value $0.01, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 1,280,253 Shares, constituting 9.8% of the 13,120,246 shares of common stock, par value $0.01, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 1,280,253 Shares, constituting 9.8% of the 13,120,246 shares of common stock, par value $0.01, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 1,280,253 Shares, constituting 9.8% of the 13,120,246 shares of common stock, par value $0.01, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit C attached hereto and incorporated herein by reference.

(d) Not applicable.

CUSIP No. 314308107	13D	Page 7 of 15 pages

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Each of the Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over the Shares to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Chairman of the Board and Chief Executive Officer of Feldman Mall Properties, Inc., dated December 18, 2006

Exhibit B	Press Release, dated December 18, 2006

Exhibit C	Schedule of Transactions in Shares of the Issuer

Exhibit D	Joint Filing Agreement

CUSIP No. 314308107	13D	Page 8 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature

CUSIP No. 314308107	13D	Page 9 of 15 pages

EXHIBIT INDEX

Exhibit A	Letter to the Chairman of the Board and Chief Executive Officer of Feldman Mall Properties, Inc., dated December 18, 2006

Exhibit B	Press Release, dated December 18, 2006

Exhibit C	Schedule of Transactions in Shares of the Issuer

Exhibit D	Joint Filing Agreement

CUSIP No. 314308107	13D	Page 10 of 15 pages

Exhibit A

Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

December 18, 2006

Mr. Lawrence H. Feldman

Chairman & Chief Executive Officer

Feldman Mall Properties, Inc.

1010 Northern Blvd., Suite 314

Great Neck, New York 11021

Re:	Shareholder Proposal

Dear Mr. Feldman:

On behalf of Mercury Real Estate Advisors LLC (“Mercury”), I hereby submit the enclosed shareholder proposal (“Proposal”) for inclusion in the proxy statement of Feldman Mall Properties, Inc. (the “Corporation”) to be circulated to the shareholders of the Corporation in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14a-8 (Proposals of Security Holders) of Regulation 14A promulgated by the Securities and Exchange Commission (the “SEC”).

Mercury is the owner of approximately 1,280,253 shares of the Corporation’s common stock that have been held continuously for more than a year prior to the date of this submission. We believe that a sale of the Corporation is in the best interests of stockholders and should be pursued immediately. The Proposal is submitted in order to encourage the Corporation to retain an investment banker and begin a sale process.

Mercury intends to hold the shares through the date of the Corporation’s next annual meeting of shareholders. In accordance with the provisions of Rule 14a-8(b) of Regulation 14A, Mercury’s current ownership of such shares is evidenced by the enclosed Schedule 13G, initially filed with the SEC on June 6, 2005, and the amendments thereto. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Malcolm F. MacLean at (203) 869-9191.

Sincerely,

MERCURY REAL ESTATE ADVISORS LLC

Name: Malcolm F. MacLean IV Title: President

CUSIP No. 314308107	13D	Page 11 of 15 pages

Proposed Resolution

That the stockholders of the Corporation recommend that the Board of Directors promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation.

Supporting Statement

We believe a sale of the Corporation is in the best interests of stockholders for the following reasons:

1)	The Corporation has failed to match returns reflected by certain industry benchmarks. Since going public on December 15, 2004, the Corporation has posted a total return of negative 4.79%. The MSCI US REIT Index has achieved a total return of positive 55.77% over this same period. This reflects substantial underperformance of 60.53%.

2)	The Corporation lacks the sufficient size required to operate as a public company. In our view, shareholders’ equity is being wasted on general and administrative expenses that are not commensurate with the size of the company. General and administrative expenses at the Corporation totaled 13.6% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation’s Peer Group average 4.3%.

3)	The Corporation has suffered a series of earnings misses and downward revisions to guidance. The first downward revision of guidance came in November 2005 with regards to third quarter 2005 results. The Corporation lowered FFO/share guidance 17% from a range of $0.28-$0.30 to $0.23-$0.25. Fourth quarter 2005 FFO/share guidance was also lowered from a range of $0.25-$0.27 to $0.17-$0.18. This is a 32% decrease from the guidance that was offered just a few months prior. In our view, management has lost credibility with investors as a result of being overly optimistic and not realistic on a number of occasions.

4)	The Corporation is an attractive acquisition candidate for a national or regional mall owner/operator. While we believe that the Corporation is too small to generate economies of scale with its widely dispersed portfolio, several of the national or regional owner/operators could achieve operating synergies through an acquisition of the Corporation. Further, we believe the Corporation is trading at a significant discount to its intrinsic or liquidation value.

CUSIP No. 314308107	13D	Page 12 of 15 pages

Exhibit B

FOR IMMEDIATE RELEASE

MERCURY URGES SALE TO MAXIMIZE VALUE

GREENWICH, CT, December 18, 2006 — Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following proxy proposal to Feldman Mall Properties, Inc.’s (NYSE: FMP) Chairman and Chief Executive Officer, Lawrence H. Feldman.

MERCURY REAL ESTATE ADVISORS LLC

Three River Road

Greenwich, CT 06807

December 18, 2006

Mr. Lawrence H. Feldman

Chairman & Chief Executive Officer

Feldman Mall Properties, Inc.

1010 Northern Blvd., Suite 314

Great Neck, New York 11021

Re:	Shareholder Proposal

Dear Mr. Feldman:

On behalf of Mercury Real Estate Advisors LLC (“Mercury”), I hereby submit the enclosed shareholder proposal (“Proposal”) for inclusion in the proxy statement of Feldman Mall Properties, Inc. (the “Corporation”) to be circulated to the shareholders of the Corporation in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14a-8 (Proposals of Security Holders) of Regulation 14A promulgated by the Securities and Exchange Commission (the “SEC”).

Mercury is the owner of approximately 1,280,253 shares of the Corporation’s common stock that have been held continuously for more than a year prior to the date of this submission. We believe that a sale of the Corporation is in the best interests of stockholders and should be pursued immediately. The Proposal is submitted in order to encourage the Corporation to retain an investment banker and begin a sale process.

Mercury intends to hold the shares through the date of the Corporation’s next annual meeting of shareholders. In accordance with the provisions of Rule 14a-8(b) of Regulation 14A, Mercury’s current ownership of such shares is evidenced by the enclosed Schedule 13G, initially filed with the SEC on June 6, 2005, and the amendments thereto. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Malcolm F. MacLean at (203) 869-9191.

Sincerely,

MERCURY REAL ESTATE ADVISORS LLC

Name: Malcolm F. MacLean IV Title: President

CUSIP No. 314308107	13D	Page 13 of 15 pages

Proposed Resolution

That the stockholders of the Corporation recommend that the Board of Directors promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation.

Supporting Statement

We believe a sale of the Corporation is in the best interests of stockholders for the following reasons:

1)	The Corporation has failed to match returns reflected by certain industry benchmarks. Since going public on December 15, 2004, the Corporation has posted a total return of negative 4.79%. The MSCI US REIT Index has achieved a total return of positive 55.77% over this same period. This reflects substantial underperformance of 60.53%.

2)	The Corporation lacks the sufficient size required to operate as a public company. In our view, shareholders’ equity is being wasted on general and administrative expenses that are not commensurate with the size of the company. General and administrative expenses at the Corporation totaled 13.6% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation’s Peer Group average 4.3%.

3)	The Corporation has suffered a series of earnings misses and downward revisions to guidance. The first downward revision of guidance came in November 2005 with regards to third quarter 2005 results. The Corporation lowered FFO/share guidance 17% from a range of $0.28-$0.30 to $0.23-$0.25. Fourth quarter 2005 FFO/share guidance was also lowered from a range of $0.25-$0.27 to $0.17-$0.18. This is a 32% decrease from the guidance that was offered just a few months prior. In our view, management has lost credibility with investors as a result of being overly optimistic and not realistic on a number of occasions.

4)	The Corporation is an attractive acquisition candidate for a national or regional mall owner/operator. While we believe that the Corporation is too small to generate economies of scale with its widely dispersed portfolio, several of the national or regional owner/operators could achieve operating synergies through an acquisition of the Corporation. Further, we believe the Corporation is trading at a significant discount to its intrinsic or liquidation value.

CUSIP No. 314308107	13D	Page 14 of 15 pages

Exhibit C

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
12/08/2006	(5,100.00)	10.850
12/11/2006	(1,100.00)	10.850
12/13/2006	(1,100.00)	10.833
12/14/2006	30,502.00	11.073

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
12/6/2006	(1,600.00)	10.900
12/08/2006	(3,400.00)	10.850
12/08/2006	(2,400.00)	10.884
12/11/2006	(300.00)	10.850

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/25/2006	5,000.00	11.080
11/02/2006	167.00	11.150
11/03/2006	7,000.00	11.195
12/14/2006	105,657.00	11.073

GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/30/2006	4,000.00	11.220
11/02/2006	833.00	11.150
11/06/2006	1,000.00	11.095
12/08/2006	(2,800.00)	10.850
12/11/2006	(700.00)	10.850
12/13/2006	(700.00)	10.833
12/14/2006	23,841.00	11.073

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.

CUSIP No. 314308107	13D	Page 15 of 15 pages

Exhibit D

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of December 19, 2006.

Date: December 19, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature